Exhibit 12

ALLEGHENY ENERGY, INC. AND SUBSIDIARIES

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(Dollar amounts in thousands)	2008	2007	2006	2005	2004
Earnings (Losses):
Income from continuing operations	$395,447	$412,214	$318,735	$75,145	$129,732
Exclude amounts reflected in line above:
Income tax expense	203,966	250,805	173,543	64,771	79,669
Minority interest in income (loss) of subsidiaries	443	3,121	2,562	587	(882)
Preferred dividends of subsidiary	—	700	1,172	4,071	5,037
Amortization of capitalized interest	2,413	1,923	1,644	2,695	2,288
Loss (income) from unconsolidated equity investees	(1,795)	(334)	(325)	770	663
Add fixed charges (see below)	273,823	216,835	286,769	453,559	419,448
Less amounts included in fixed charges:
Capitalized interest	(34,583)	(20,028)	(6,943)	(3,065)	(3,432)
Preference security dividend requirements of consolidated subsidiary (a)	—	(1,123)	(1,739)	(7,284)	(7,967)

Total Earnings (Losses) (as defined)	$839,714	$864,113	$775,418	$591,249	$624,556

Fixed charges:
Interest expensed and capitalized	$269,368	$211,129	$280,483	$440,787	$404,505
Estimated interest component of rental expense	4,455	4,584	4,547	5,488	6,976
Preference security dividend requirements of consolidated subsidiary (a)	—	1,123	1,739	7,284	7,967

Total Fixed Charges (as defined)	$273,823	$216,836	$286,769	$453,559	$419,448

Ratio of Earnings to Fixed Charges (b)	3.07x	3.99x	2.70x	1.30x	1.49x

(a)	The preference security dividend requirement represents the amount of pre-tax earnings required to pay the dividends on outstanding preference securities.
(b)	The ratio of earnings to fixed charges excludes $(4.5) million and $0.5 million of interest expense (benefit) on uncertain tax positions for the years ended December 31, 2008 and December 31, 2007, respectively, which was recorded as a component of income tax expense.